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Exhibit 2

Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three months ended March 31, 2009, compared to those of the respective period in the prior year. This MD&A has been prepared as of May 7, 2009 and is intended to supplement the unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2009 (collectively, the "Financial Statements"). In conjunction with your review of this MD&A, you are encouraged to review the Financial Statements, the most recent audited financial statements and MD&A included in the 2008 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange and Canadian provincial securities regulatory authorities. All amounts are in Canadian dollars unless otherwise noted.

North American Palladium Current Business Environment

In 2008, the price of palladium and platinum, the Company's two main metals, changed dramatically over a short period of time. As recently as June 2008, palladium and platinum had traded at highs of US$475 per ounce and US$2,103 per ounce respectively. As at December 31, 2008, the spot price of palladium and platinum was US$183 per ounce and US$898 per ounce respectively. In October 2008, due to the declining metal prices, the Company's Lac des Iles mine was temporarily placed on a care and maintenance basis.

The first quarter of 2009 saw an increase in the price of palladium and platinum and as at March 31, 2009 the spot price was US$215 per ounce and US$1,124 per ounce respectively. While encouraging, the metal price increases did not warrant the restart of mining operations at the Lac des Iles mine, which remained on a care and maintenance basis for the first quarter of 2009. Consequently the results of operations for the three months ended March 31, 2009 are not comparable to the same period last year during which the Lac des Iles mine was in full production.

First Quarter 2009 Highlights

•
On March 31, 2009 the Company and Cadiscor Resources Inc. ("Cadiscor") announced that they had entered into a definitive agreement pursuant to which the Company will acquire, by way of a plan of arrangement, all of the outstanding shares of Cadiscor in an all share transaction. Coincident with the signing of the agreement, the Company advanced $7.5 million to Cadiscor to assist with the restart of Cadiscor's Sleeping Giant gold mine in Quebec. The acquisition is expected to close in late May, 2009.

•
For the quarter ended March 31, 2009, there was no palladium production as compared to 61,091 ounces in the first quarter last year due to the Lac des Iles mine being on care and maintenance during the quarter.

•
Revenue after pricing adjustments for the quarter ended March 31, 2009 was $5.0 million compared to $70.8 million in the first quarter last year. The 2009 revenue reflects positive commodity and foreign exchange pricing adjustments.

•
Operating cash flow for the quarter ended March 31, 2009 was $14.5 million compared to operating cash flow of $10.1 million in the first quarter last year.

•
Income for the quarter ended March 31, 2009 was $0.3 million or $nil per share compared to net income of $12.6 million or $0.16 per share in the first quarter last year.

•
Palladium sales settled during the quarter ended March 31, 2009 were realized at an average price of US$197 per ounce compared to US$434 per ounce in the first quarter last year, a decrease of 55%. Palladium sales not settled as at March 31, 2009 were provisionally valued at US$215 per ounce compared to US$445 as at March 31, 2008, a decrease of 52%. The Company's performance is highly correlated to prevailing palladium and by-product metal prices as it continues to sell all its metal production into the spot markets.

•
Net working capital as at March 31, 2009 was $79.4 million (including cash and cash equivalents of $47.5 million) compared to $86.1 million as at December 31, 2008.

Summary of Quarterly Results
(expressed in thousands of Canadian dollars except per share amounts)

	2009	2008				2007

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue – before pricing adjustments	$–	$9,642	$35,331	$52,403	$51,052	$44,938	$42,674	$53,451
Pricing adjustments:
Commodities	4,018	(7,189)	(47,203)	581	15,178	1,799	237	(2,421)
Foreign exchange	1,012	8,889	2,992	(743)	4,558	(231)	(6,419)	(6,535)

Revenue – after pricing adjustments	$5,030	$11,342	$(8,880)	$52,241	$70,788	$46,506	$36,492	$44,495

Cash provided by (used in) operations*	14,464	(16,563)	7,483	5,830	10,100	10,521	9,443	3,379
Exploration expense	2,408	4,670	4,231	7,115	7,054	5,179	2,933	798
Net income (loss)	347	(112,419)	(71,242)	10,387	12,595	(11,088)	(14,033)	(9,066)
Net income (loss) per share	$0.00	$(1.31)	$(0.85)	$0.13	$0.16	$(0.19)	$(0.25)	$(0.17)
Fully diluted net income (loss) per share	$0.00	$(1.31)	$(0.85)	$0.13	$0.15	$(0.19)	$(0.25)	$(0.17)

*
Includes exploration expense

Results of Operations

Revenue

Revenue is affected by sales volumes, commodity prices and currency exchange rates. Sales of metals in concentrate are recognized in revenue at provisional prices when concentrate is delivered to a third party smelter for treatment; however, final pricing is not determined until the refined metal is sold, which can be up to six months later. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

For the three months ended March 31, 2009, revenue before pricing adjustments of $nil compared to $51.1 million in the same period last year reflecting no production at the Lac des Iles mine during the quarter.

Positive pricing adjustments from settlements and the mark-to-market of concentrate awaiting settlement in the first quarter of 2009 increased revenue by $5.0 million ($4.0 million favourable commodity price adjustment and a $1.0 million positive foreign exchange adjustment). This compares to positive pricing adjustments in the first quarter of 2008 of $19.7 million ($15.2 million positive commodity price adjustment and a $4.5 million positive foreign exchange adjustment).

Revenue after pricing adjustments for the three months ended March 31, 2009 of $5.0 million compared to $70.8 million in the same period last year.

Final pricing on palladium sales settled during the three months ended March 31, 2009 realized an average price of US$197 per ounce, down 55% compared to an average of US$434 in the same period last year, as set out in the following table:

Average Realized Metal Prices and Exchange Rates

Three months ended March 31	2009	2008

Palladium – US$/oz	$197	$434
Platinum – US$/oz	$ 961	$1,817
Gold – US$/oz	$880	$867
Nickel – US$/lb	$4.80	$12.32
Copper – US$/lb	$1.45	$3.24

Average exchange rate (Bank of Canada) – CDN$1 = US$	US$0.80	US$0.99

Provisionally priced concentrate awaiting settlement at March 31, 2009 has been marked-to-market based on the quarter-end spot metal prices and exchange rate set out in the following table:

Recorded Spot Metal Prices and Exchange Rates – Mark-to-Market

Three months Ended March 31	2009	2008

Palladium – US$/oz	$215	$445
Platinum – US$/oz	$1,124	$2,040
Gold – US$/oz	$916	$936
Nickel – US$/lb	$4.27	$13.52
Copper – US$/lb	$1.83	$3.81

Exchange rate (Bank of Canada) – CDN$1 = US$	US$0.79	US$0.97

Operations

During the three months ended March 31, 2009, no ore was extracted from the Lac des Iles underground mine. During the same period last year, 190,470 tonnes were extracted with an average palladium grade of 5.66 grams per tonne. In the Lac des Iles open pit operation no ore was extracted for the three months ended March 31, 2009, compared to 969,432 tonnes of ore extracted at an average palladium grade of 1.67 grams per tonne in the same period last year. The strip ratio for the three months ended March 31, 2008 was 2.09.

During the three months ended March 31, 2009, the mill did not process any ore. During the same period last year, the mill processed 1,136,568 tonnes of ore at an average of 12,490 tonnes per operating day, producing 61,091 ounces of palladium at an average palladium head grade of 2.20 grams per tonne, with a palladium recovery of 76.0%, and mill availability of 89.5%.

Operating Expenses

Total care and maintenance costs for the three months ended March 31, 2009 were $3.2 million compared to $nil million in same period of 2008 and reflect the mine being on a care and maintenance basis. Due to the mine closure, no palladium was produced in the first quarter of 2009. Total production costs for the three months ended March 31, 2008 were $30.6 million. In the first quarter of 2008, cash costs,1 which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were US$18 per ounce of palladium.

For the three months ended March 31, 2009, the inventory pricing adjustments were $2.7 million (2008 – $0.1 million) and reflect the write up of ore inventories to net realizable value due to the increase in metal prices and the weakening of the Canadian dollar during the quarter.

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

Smelter treatment, refining and freight costs for the three months ended March 31, 2009 were $0.1 million compared to $5.4 million in the in the corresponding period in 2008. The $0.1 million cost for the first quarter of 2009 reflects final pricing and assay adjustments on concentrate shipments made prior to the October 2008 mine shutdown.

Non-cash amortization was $0.1 million in the first quarter of 2009 compared to $9.2 million in the corresponding period in 2008. The lower amortization expense for the three months ended March 31, 2009 is attributable to there being no palladium production, as the majority of the mining interests are amortized using the unit of production method. The amortization expense for the first quarter of 2009 reflects amortization of vehicles still in use while the mine is on a care and maintenance basis.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. During the three months ended March 31, 2009, in the opinion of the Company's management, there were no events or changes in circumstances giving rise to an impairment in the carrying value of long-lived assets. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

For the three months ended March 31, 2009, the loss on disposal of equipment was $nil compared to $0.7 million in the same period last year. The loss of $0.7 million in the first quarter of 2008 represented the unamortized value of component parts of equipment replaced reflecting the adoption of the CICA Handbook Section 3031.

For the three months ended March 31, 2009, asset retirement costs were $0.1 million compared to $0.2 million in the same period last year. The reduction in the asset retirement costs for 2009 is based on the revised estimated cash flows within the Company's most recent mine plan and decreased amortization due to there being no palladium production.

For the three months ended March 31, 2009, the income from mining operations was $4.3 million, compared to $24.9 million in the same period last year and reflects the mine being on care and maintenance during the quarter.

Other Expenses

For the three months ended March 31, 2009, other expenses totaled $4.0 million compared to $10.0 million in the corresponding period of 2008, a decrease of $6.0 million (60%). The decrease in the first quarter of 2009 reflects lower exploration expenses of $4.6 million, a reduction of interest and other financing charges of $1.8 million and a favourable foreign exchange impact of $1.3 million, offset by increased general and administration expenses of $1.7 million. The reduced interest and other financing charges are due primarily to lower interest and accretion expenses of $2.2 million relating to the convertible notes payable which were fully repaid in the fourth quarter of 2008, offset partially by lower interest income of $0.6 million.

General and administration expenses for the three months ended March 31, 2009 of $2.1 million increased by $1.7 million compared to $0.4 million in the same period last year. General and administration expenses for the three months ended March 31, 2008 included a $1.0 million refund as a result of the Ontario Government's decision to eliminate the capital tax for companies engaged in manufacturing and mining activities.

Exploration expenditures for the three months ended March 31, 2009 were $2.4 million compared to $7.1 million in the corresponding period last year, and are comprised as follows:

Exploration Expenditures

Three months Ended March 31	2009	2008

Offset Zone project	$1,254	$100
Lac des Iles property	1,096	530
Shebandowan West nickel-copper-PGM project	58	869
Arctic Platinum Project	–	5,555

Total exploration expenditures	$2,408	$7,054

For the three months ended March 31, 2009 there were no expenditures on the Arctic Platinum Project ("APP") as all interests in APP reverted back to Gold Fields Limited in the latter part of 2008.

In light of the sharp decline in nickel prices the Company has ceased all activities on the Shebandowan Joint Venture, including at the Shebandowan West project.

Income and Mining Taxes

For the three months ended March 31, 2009, the Company's income and mining tax expense was $nil compared to a $2.4 million income and mining tax expense in the same period last year, which reflects the higher profitability in 2008.

Net Income

For the three months ended March 31 2009, the Company reported a net income of $0.3 million or $nil per share compared to a net income of $12.6 million or $0.16 per share for the three months ended March 31, 2008.

LIQUIDITY Sources and Uses of Cash
Three months ended March 31	2009	2008

Cash provided by (used in) operations prior to changes in non-cash working capital	$(6,286)	$8,153
Changes in non-cash working capital	20,750	1,947

Cash provided by operations	14,464	10,100
Cash provided by (used in) financing	(2,337)	8,298
Cash used in investing	(7,710)	(11,029)

Increase in cash and cash equivalents	$4,417	$7,369

For the three months ended March 31 2009, cash used in operations prior to changes in non-cash working capital was $6.3 million, compared to cash provided by operations of $8.2 million in the same period last year, a reduction of $14.5 million. This reduction is due primarily to the decreased net income ($12.2 million), lower non-cash amortization expense ($10.0 million), lower non-cash future income tax expense ($2.4 million), lower non-cash add back for accretion expense relating to the convertible notes payable ($1.8 million), and a reduced loss on disposal of equipment ($0.7 million) offset by the impact of unrealized commodity price adjustments ($10.9 million) and the impact of an unrealized foreign exchange gain ($2.0 million).

For the three months ended March 31, 2009, non-cash working capital decreased by $20.7 million which represented an additional $18.8 million decrease compared to a decrease of $1.9 million in the same period last year. The $18.8 million decrease is due primarily to increased reduction of the concentrate awaiting settlement balance ($24.5 million), taxes recoverable ($1.6 million), inventories and stockpiles

($0.8 million), and other assets ($0.6 million), offset by a decrease in accounts payable and accrued liabilities ($8.7 million) as compared to the same period last year.

Palladium awaiting settlement decreased to 45,146 ounces at March 31, 2009 compared to 125,747 ounces at December 31, 2008. The decrease in the physical quantities of metal in the concentrate awaiting settlement was partially offset by an increase in commodity prices used to value the concentrate awaiting settlement and a weakening in the Canadian dollar, which resulted in a $23.0 million (53%) decrease in the value of concentrate awaiting settlement as at March 31, 2009, compared to December 31, 2008.

After allowing for non-cash working capital changes, cash provided by operations was $14.5 million for the three months ended March 31, 2009 compared to cash provided by operations of $10.1 million in the same period last year.

Financing activities for the three months ended March 31, 2009 required cash of $2.3 million and reflected the scheduled repayment of debt. In the three months ended March 31, 2008 the underwriters of the December 2007 equity offering exercised an over allotment option which increased the net proceeds of the offering by $10.5 million.

The Company's total debt position decreased to $5.4 million at March 31, 2009 from $7.6 million at December 31, 2008. For the three months ended March 31, 2009, the reduction in debt includes scheduled repayments of the senior credit facilities ($1.8 million) and scheduled capital lease repayments ($0.6 million).

Investing activities required $7.7 million of cash for the three months ended March 31, 2009, the majority of which was attributable to a $7.5 million advance to Cadiscor Resources Inc. On March 31, 2009, the Company and Cadiscor announced that they had entered into a definitive agreement pursuant to which the Company would acquire by way of a plan of arrangement all of the outstanding common shares of Cadiscor in an all-share transaction, whereby Cadiscor shareholders will receive 0.33 common shares of the Company for each common share of Cadiscor. Coincident with the signing of the definitive agreement, the Company has advanced to Cadiscor a total of $7.5 million, pursuant to the purchase of a $5.4 million, 12% convertible debenture, and a $2.1 million, 12% debenture, the proceeds of which will be used by Cadiscor to bring the Sleeping Giant mine back into production. Both debentures have a term of 18 months and are secured by a first charge on Cadiscor's assets. For the three months ended March 31, 2009, additions to mining interests were $0.2 million reflecting the temporary closure of the Lac Des Iles mine. In the quarter ended March 31, 2008, there were $11.0 million of investing activities which primarily related to the expansion of the tailings management facilities ($6.3 million), underground mine development and sustaining capital ($0.9 million), and major spare parts ($1.2 million).

CAPITAL RESOURCES

As at March 31, 2009 the Company had cash and cash equivalents of $47.5 million compared to $43.1 million as at December 31, 2008. The funds are invested in guaranteed investment certificates and short term interest bearing deposits at a major Canadian chartered bank.

In addition, at March 31, 2009 the Company had concentrate awaiting settlement of $20.1 million comprised of 45,146 ounces of palladium valued at a weighted average of US$209 per ounce, (27,755 ounces of palladium provisionally valued at spot of US$215 per ounce and 17,391 ounces at a contract value of US$200 per ounce) 3,079 ounces of platinum provisionally valued at US$1,124 per ounce, and 3,232 ounces of gold provisionally valued at $916 per ounce.

The Company anticipates that current cash resources and the final settlement of concentrate awaiting settlement will provide sufficient capital to meet the needs of the Company to the end of 2010.

Contractual Obligations

As at March 31, 2009	Payments Due by Period
(thousands of dollars)	Total	1 Year	2-3 Years	4-5 Years*

Senior credit facilities	$2,786	$2,786	$–	$–
Capital lease obligations	2,753	1,877	787	89
Operating leases	1,694	794	834	66
Purchase obligations	2,781	2,781	–	–

	$10,014	$8,238	$1,621	$155

*
There are no payments due after five years.

RELATED PARTY TRANSACTIONS

As of May 7, 2009 Kaiser-Francis reported that it held approximately 43% of the issued and outstanding common shares of the Company.

On December 13, 2007 the Company completed a public offering of 18,666,667 units at a price of US$4.00 per unit ($4.04 per unit) for total gross proceeds of approximately US$74.7 million. Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009. Pursuant to the terms of the securities purchase agreement dated March 24, 2006 between the Company, Kaiser-Francis and IP Synergy Finance Inc. ("IP Synergy") relating to the Company's convertible notes due 2008, Kaiser-Francis and IP Synergy each had a right to subscribe at the public offering price for up to 12.5% of the total securities being offered by the Company in this offering. If either Kaiser-Francis or IP Synergy subscribed for less than its 12.5% share, the unused right was to be offered to the non-declining party, Kaiser-Francis or IP Synergy, as the case may be. IP Synergy elected not to participate in this offering pursuant to its pre-existing participation right, and, in accordance with the terms of the securities purchase agreement, Kaiser-Francis, a related party, elected to subscribe for 25% of this offering.

On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day over-allotment option granted to the underwriters at an exercise price of US$4.00 per unit, ($4.04 per unit) for total net proceeds of US$10,391 (issue costs US$725). Kaiser-Francis also exercised its pre-existing right under the securities purchase agreement to subscribe for 25% of the over-allotment units.

REVIEW OF OPERATIONS AND PROJECTS

Lac des Iles Property

The Lac des Iles mine consists of an open pit mine, an underground mine, a processing plant with a nominal capacity of approximately 15,000 tonnes per day, and the original mill (which has been idle since 2001) with a nominal capacity of approximately 2,400 tonnes per day. The primary deposits on the property are the Roby Zone, a disseminated magmatic nickel-copper-PGM deposit and the Offset Zone.

On October 21, 2008 the Company announced that, due to depressed metal prices, it was temporarily placing its Lac des Iles Mine on a care and maintenance basis effective October 29, 2008. The closure resulted in the lay off of approximately 350 employees.

Mining Operations

The Company began mining the Roby Zone in 1993 using open pit mining methods. Ore and waste from the open pit is mined using conventional hydraulic 27 cubic meter and 23 cubic meter shovels, 190 tonne trucks, 187 millimeter blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

Development of the underground mine commenced in the second quarter of 2004 in order to access the higher grade portion of the Roby Zone. The underground deposit lies below the ultimate pit bottom of the open pit and extends to a depth of approximately 660 meters below the surface where it is truncated by an offset fault. Commercial production from the underground mine commenced on April 1, 2006. For the three months ended March 31, 2009, no ore was extracted from the underground mine. During the same period last year, the underground ore had an average head grade of 5.66 grams per tonne of palladium.

The chosen mining method for the underground mine is sublevel retreat longitudinal longhole stoping with no fill. The mining block interval is 70 meters floor to floor including a 15 meter to 25 meter sill pillar below each haulage level. Stopes are 45 meters to 55 meters high by the width of the ore body. Total intake ventilation for the mine is designed to be 205 cubic meters per minute. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

At the rate of production prior to being placed on temporary care and maintenance on October 29, 2008, open pit ore reserves would have been exhausted during the first half of 2009 and the current underground mining operation would have continued until late 2010 or early 2011. It is unlikely that the open pit will return to operation. It is expected that in the future high grade ore at the pit bottom will likely be accessed from the Roby underground mine.

When operations resume, it is envisaged that the Roby underground mine and higher grade stockpiles will support production, at lower tonnage levels but higher grade than historical production. The Roby underground has identified reserves for approximately two years. During this period, development work on the Offset Zone will commence with the objective of achieving a seamless changeover from the Roby underground to the Offset Zone. A preliminary economic assessment of the Offset Zone released in May 2008 indicated that the Offset Zone could extend underground mining operations to 2018, with production of 6,000 tonnes per day by 2012 and producing 250,000 ounces of palladium annually.

A detailed preliminary feasibility study currently underway will assess whether to reopen the mine as an underground operation only. As currently envisaged, the Company could continue mining the Roby Zone, using underground mining methods, for two years while developing the Offset Zone which would add up to ten years of additional mine life. The Company believes that the mine could resume operations within three months of a start-up decision.

Milling Operations

Ore is first crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, the coarse ore stream can be split so that a portion is crushed in the secondary crusher producing a fine material feed which is then combined with the coarse feed to the 15,000 tonne per day mill. This mill was commissioned in 2001 and utilizes a conventional flotation technology to produce a palladium rich concentrate that also contains platinum, nickel, gold and copper. This mixture of coarse and fine material feeds to the SAG mill to increase mill throughput. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore then feeds a flotation circuit that is comprised of rougher/scavengers and four stages of cleaning. One flotation circuit in the mine's original mill is currently connected to the new mill to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters.

The detailed preliminary feasibility study currently in progress will consider a lower tonnage, higher grade operation that could yield up to 250,000 ounces of palladium per year from the current underground mine and the Offset Zone. If adopted, the scenario currently being contemplated would require that the mill be reconfigured from a 15,000 tonne per day operation to a 6,000 to 7,500 tonne per day operation.

For the three months ended March 31, 2009, the mill did not process any ore. In the same period last year, the mill processed 1,136,568 tonnes of ore or 12,490 tonnes per operating day at an average palladium head grade of 2.20 grams per tonne with an average palladium recovery of 76.0%. In the first quarter of 2009, the Company did not produce palladium. For the three months ended March 31, 2008, the Company produced 61,091 ounces of palladium. Production costs per tonne of ore milled for the three months ended March 31, 2008 were $26.92. For the three months ended March 31, 2008 cash costs1, which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were US$18 per ounce of palladium.

Offset Zone

The Offset Zone is located on the Lac des Iles property and was discovered by the Company's exploration team in 2001. The Offset Zone is considered to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 metres to the west of the Roby Zone. A mineral resource estimate prepared by Scott Wilson Roscoe Postle Associates in January 2009 estimated that the Offset Zone has significantly more mineral resources than the current underground mine at the Roby Zone at similar grades. The Offset Zone remains open along strike to the north and south and at depth.

On May 7, 2008, the Company announced the results of a preliminary economic assessment prepared by Micon International Limited, which concluded that the Offset Zone could extend the Company's underground mining operation to 2018 based on a palladium price in excess of US$350 per ounce. Micon examined the economic viability of several mining scenarios for the Offset Zone, including a continuation of the existing ramp system from the current underground mine, several shaft options and a conveying option. The study concluded that in order to achieve a production rate of 250,000 ounces of palladium per annum, the underground mine could be operated at 4,000 - 7,000 tonnes per day using a series of conveyors and access ramps at an initial estimated capital cost of $37 million.

The Micon study proposes continuation of the longhole stoping mining method, which was the Company's mining method prior to the temporary mine closure, at the existing underground operations. Using a conveying system to bring ore to surface was found to be advantageous since it provides a great deal of flexibility in decision making and spreads capital expenditures over the life of the mine. The prefeasibility study now under way is reconsidering a staged implementation of the shaft option considered by Micon.

When operating at 6,000 tonnes per day, the study estimates that the Offset Zone operation could yield approximately 250,000 ounces of palladium, 16,000 ounces of platinum, 17,000 ounces of gold, 2 million pounds of nickel and 4 million pounds of copper annually. This economic assessment is preliminary in nature and includes measured, indicated and inferred mineral resources. Approximately 80% of the resources included in the 2007 preliminary economic assessment are in the inferred category. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable the resource to be categorized as mineral reserves. The study's level of accuracy is deemed to be plus or minus 25%.

An updated mineral resource estimate was prepared by Scott Wilson RPA in January 2009. As a result of the 2007 underground drill program, there is a higher confidence level in the mineral resource and approximately 73% of the resources are now classified in the indicated category. The Offset Zone is open for extensional exploration drilling along strike to the north and south end down dip.

A detailed prefeasibility report is underway with the objective of assessing the optimal mining and milling configuration and economics of developing the Offset Zone. The report is expected to be available in the third quarter of 2009.

Drill programs are planned for 2009 and 2010 to increase confidence in existing mineral resources and to delineate more resources. Potential exists to add new resources along strike to the north and south and down-dip. Thus far the Offset Zone has been traced to a depth of 1,670 metres below surface, and along a strike length of approximately 600 metres.

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

Exploration

In addition to the Company's mining, development and exploration activities at the Lac des Iles ("LDI") mine, grassroots exploration is an integral part of the growth strategy. In 2008, the grassroots exploration projects involved trenching on the North LDI area, north of the LDI mine, and trenching and drilling on the Mine Block Intrusion, east of the LDI mine. Individual project areas on the Mine Block Intrusion which saw exploration activities were the North VT Rim, South VT Rim, Baker Zone and Creek Zone.

In the first quarter of 2009, a follow-up five hole drill program was planned for North LDI. The drill holes were designed to test under mineralized trenches from which samples returned up to 7.0 grams per tonne PGM plus gold. They were also designed to test the nested intrusion model for the North LDI area, based on the results of a historic airborne geophysical survey. As at the date of this MD&A, two holes were completed and assays are pending from the laboratory.

Shebandowan West Project

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. The properties, known as the Shebandowan property, contain a series of nickel copper-PGM mineralized bodies and the land package totals approximately 7,842 hectares. These properties are located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company's Lac des Iles mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco's back-in right.

The Shebandowan West Project covers a small portion of the Shebandowan property and encompasses three shallow mineralized zones known as the West, Road and "D" zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine in an area known as the Shebandowan West Project. The Shebandowan West Project's nickel-copper-PGM mineralization is considered by management to represent the western extension of the Shebandowan mine ore body. The former Shebandowan mine, which was in operation from 1972 to 1998, produced 8.7 million tons of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 grams per tonne PGM plus gold. A 43-101 Technical Report disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007.

In December 2007, the Company retained SRK Consulting to prepare a preliminary economic assessment of a mine development scenario that would entail excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site and transporting it by truck to the Lac des Iles property for processing at the mine's original mill. The original mill at Lac des Iles has been idle since 2001 and the Company believes that it could be refurbished quickly and at a relatively low cost if the project were to proceed. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill.

The Company received a preliminary economic assessment on the project from SRK. However, in light of the sharp decline in metal prices in the fall of 2008, the Company ceased all activities with the Shebandowan Joint Venture, including at the Shebandowan West Project. A decision on when and whether to resume activities will largely depend on the long term outlook for nickel prices.

Arctic Platinum Project

The Company was party to an agreement with Gold Fields Limited that would have entitled it to a 60% interest in a series of mining leases and claims known as the Arctic Platinum Project ("APP"). In order to satisfy the requirements of its earn-in, the Company had to satisfy a number of conditions on or before August 31, 2008, including the completion of a feasibility study. The Company received a draft feasibility study in the summer of 2008 which showed that lower commodity prices, coupled with the increased price of steel and diesel fuel, the strength of the euro relative to the U.S. dollar and other variables had adversely impacted the economics of the project. As a result of these findings, the Company determined that it would not deliver a positive feasibility study for the APP prior to the August 31, 2008 deadline. The Company advised Gold Fields of the outcome and the parties discussed strategic alternatives for the project. The parties failed to reach an agreement and the Company's option over the APP has since lapsed. All interests in APP have now reverted back to Gold Fields Limited.

Spot Metal Prices*

	December 31, 2007	December 31, 2008	March 31, 2009	% Inc (Dec) vs. December 2008

Palladium – US$/oz	$364	$183	$215	17%
Platinum – US$/oz	$1,530	$898	$1,124	25%
Gold – US$/oz	$836	$869	$916	5%
Nickel – US$/lb	$11.70	$4.90	$4.27	(13%)
Copper – US$/lb	$3.03	$1.32	$1.83	39%

*
Based on the London Metal Exchange ("LME") afternoon price fix.

After peaking in March 2008 at US$582 per ounce the price of palladium has declined by 63% to US$215 per ounce at the end of March 31, 2009 as indicated in the chart below from Johnson Matthey.

Source: Johnson Matthey

OUTLOOK

Lac des Iles mine

As of May 6, 2009 the spot price of palladium and platinum, the Company's two main metals, was US$226 per ounce and US$1,136 per ounce respectively, representing an increase of 23% and 27% respectively, compared to December 31, 2008. Palladium and platinum prices have not yet reached a level at which the Company's management would consider the start up of production at the Lac des Iles mine.

Approximately 50% of palladium and platinum demand is for the manufacture of automotive catalytic converters. While there are some signs of a global economic recovery, the outlook for the automotive industry over the near term remains challenging. On the other hand, the medium to longer term outlook for the pricing of palladium and platinum appears to be quite positive based on credible forecasts predicting renewed growth in global automotive sales, particularly in the BRIC (Brazil, Russia, India, and China) countries.

As at March 31, 2009 the Company had net working capital of $79.4 million, including cash and cash equivalents of $47.5 million. In addition to the cash on hand, management expects to realize significant cash flow over the next few months as payment is received for metal sales made prior to the closure.

While in care and maintenance mode, the Company has retained senior mine management and facility security. The Company also retained its exploration and financial teams in Thunder Bay and the corporate staff in Toronto. Management estimates that corporate overhead, personnel costs and facility and maintenance expenditures at the mine will be in the range of $5.0 million to $6.0 million per quarter, excluding discretionary investment in exploration activities.

Going forward, management intends to focus on strategic initiatives, including:

  1.
  Continuing the work required to complete a prefeasibility study on the Offset Zone to a depth of up to 1,200 metres below surface. This project has the potential to extend the life of the Lac des Iles mine significantly. Mineralization is currently known to exist to a depth of at least 1,670 metres. The results of the prefeasibility study are expected to be available in the third quarter of 2009.

  2.
  Carrying out drilling and exploration operations on the largely unexplored Lac des Iles property to discover new resources; and

  3.
  Leveraging the Company's strong balance sheet to pursue potential acquisitions and joint venture opportunities that may emerge in these difficult and volatile markets.

The Company's vision is to create a mid-tier precious metals Company operating multiple mines in mining-friendly jurisdictions. The acquisition of Cadiscor Resources, expected to close in late May 2009, is an important first step in the realization of the Company's vision. Cadiscor's Sleeping Giant mine is expected to resume operations in the fourth quarter of 2009, at a production rate of approximately 50,000 ounces of gold per year.

In the current environment, management expects that there will be many other attractive strategic opportunities to consider. The Company will pursue acquisition and Joint Venture opportunities aggressively but with discipline to ensure that only those transactions that can deliver enhanced shareholder value over the long-term are pursued.

While the Lac des Iles mine is on care and maintenance, management is re-evaluating the current mine plan and mill configuration with a view to reducing operating costs and ensuring that the Company is well positioned to profit when metal prices recover and operations resume.

ADOPTION OF NEW ACCOUNTING STANDARDS

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The new section is effective for years beginning on or after October 1, 2008. At March 31, 2009, the Company has no goodwill or intangible assets which would be accounted for under this standard. Accordingly, there is no impact on the consolidated financial statements as a result of the adoption of this standard.

IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Accounting Standards Board (AcSB) announced in April 2008 that Canada will adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption of IFRS will be first reflected in the Company's financial statements for the quarter ending March 31, 2011.

The transition to IFRS could have a material impact on the Company's financial position and reported results; however, it is not possible to quantify the impact at this time. During the period ended March 31, 2009, key members of the IFRS project team were focused on identifying existing and emerging issues relating to the conversion to IFRS in order to ensure their inclusion in the Company's preliminary conversion project scoping analysis.

The Company has initiated a preliminary review of IFRS standards, including the optional exemptions which may be elected by the company under IFRS 1, the transitional standard addressing initial adoption of IFRS. Based upon these reviews, the Company will further refine its scoping plan and initial project timeline. However, the specific impact that these standards and related exemptions will have upon the reporting and disclosures within the Company's financial statements cannot be effectively determined at this time.

OUTSTANDING SHARE DATA

As of May 7, 2009, there were 86,830,845 common shares of the Company outstanding and options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 1,430,500 common shares of the Company at a weighted average exercise price of $5.04. As of the same date, there were also 13,489,898 warrants outstanding each warrant entitling the holder thereof to purchase one common share at a weighted average exercise price of US$6.01.

RISKS AND UNCERTAINTIES

The price of palladium is the most significant factor influencing the profitability of the Company. Many factors influence the price of palladium, including global supply, fabrication and investment demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations will affect financial results since the prices of the Company's products are denominated in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred mainly in Canadian dollars. As a result, any strengthening of the Canadian dollar relative to the United States dollar has a negative impact on the Company's revenue and profitability.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining.

The Company sells all of its concentrate to one smelting firm under a contract that was renegotiated during the second quarter of 2007 for a three year term that expires on March 31, 2010. This agreement may be extended on an annual basis for an additional two years by mutual agreement of both parties if such agreement is reached no later than six months prior to the anniversary date of March 31, 2010.

These and other risks and uncertainties are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the three months ended March 31, 2009, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company's management, including the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three months ended March 31, 2009, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in the Company's internal controls over the financial reporting that occurred during the most recent interim period ended March 31, 2009 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

1Non-GAAP Measures

This management's discussion and analysis refers to cash cost per ounce which is not a recognized measure under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses this measure internally. The use of this measure enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company's performance, assess performance in this way. Management believes that this measure better reflects the Company's performance and is a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with

Canadian GAAP. The following tables reconcile this non-GAAP measure to the most directly comparable Canadian GAAP measure:

(a)
Reconciliation of Cash Cost per Ounce to Financial Statements*
Three months ended March 31
(expressed in thousands of dollars except per ounce amounts)	2009**	2008

Production costs including overhead	$–	$30,600
Smelter treatment, refining and freight costs	–	5,410

	–	36,010
Less by-product metal revenue	–	(34,997)

	$–	$1,013

Divided by ounces of palladium	–	54,201
Cash cost per ounce (CDN$)	$–	$19
Exchange rate (CDN$1 – US$)	–	0.974

Cash cost per ounce (US$)	$–	$18

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

**
Zero production in 2009 reflects the Company's Lac des Iles mine being on a care and maintenance basis.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

These statements are based on certain factors and assumptions, including but not limited to, the assumption that palladium demand and prices and sustained by-product metal demand and prices will increase in the future; the operation of the Company's underground mine remains viable operationally and economically if and when prices increase; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected if and when prices increase; new mine plan scenarios will be viable operationally and economically if and when prices increase; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected if and when prices increase.

The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law.

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